The share exchange described in this press release involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

October 27, 2017

Company name:	The Hokuetsu Bank, Ltd.
Representative:	Katsuya Sato, President
Code number:	8325
First Section, Tokyo Stock Exchange

Company name:	The Daishi Bank, Ltd.
Representative:	Fujio Namiki, President
Code number:	8324
First Section, Tokyo Stock Exchange

Notice Concerning the Schedule of a Business Integration of The Hokuetsu Bank, Ltd. and The Daishi Bank, Ltd.

As announced in the press release dated April 5, 2017 titled “Notice Concerning Basic Agreement Concerning a Business Integration of The Hokuetsu Bank, Ltd. and The Daishi Bank, Ltd.,” The Hokuetsu Bank, Ltd. (President: Katsuya Sato) (“Hokuetsu Bank”) and The Daishi Bank, Ltd. (President: Fujio Namiki) (“Daishi Bank”) (collectively, “Banks”) have entered into a basic agreement to proceed with discussions and considerations towards the implementation of a business integration (“Business Integration”), the basic policy of which is to establish a holding company (“Holding Company”) through a joint share transfer (“Share Transfer”) and to merge the Banks under the Holding Company in the future.

The Banks have been earnestly discussing with each other through a newly launched preparatory integration committee and other efforts to implement the Business Integration since the execution of the basic agreement.  However, the business combination review by the Japan Fair Trade Commission (“JFTC”), which is a condition for the Business Integration, is still in the secondary review process at present.

Accordingly, the Banks have decided to change the Business Integration schedule as follows.

< Schedule >
	Before change	After change
Execution of a definitive agreement concerning the Share Transfer and preparation of a joint share transfer plan	October 2017 (scheduled)	No later than May 2018 (scheduled)
Shareholders’ meetings of the Banks (adoption of resolutions approving the share transfer plan)	December 2017 (scheduled) (Extraordinary shareholders’ meetings)	June 2018 (scheduled) (Annual shareholders’ meetings)
Delisting of the Banks	Wednesday, March 28, 2018 (scheduled)	Wednesday, September 26, 2018 (scheduled)
Establishment of the Holding Company (effectiveness of the Share Transfer) and listing	Monday, April 2, 2018 (scheduled)	Monday, October 1, 2018 (scheduled)

The JFTC is strenuously conducting the review through various means such as a questionnaire survey to a number of companies and business operators in Niigata Prefecture, while the Banks are closely communicating and cooperating with the JFTC by, for instance, proactively providing data.  At present, with such procedures and responses underway, the business combination review by the JFTC is taking longer than the Banks initially expected.  That said, the Banks understand that the review is steadily in progress toward the Banks receiving the notification to the effect that the JFTC will not issue a cease and desist order.

The Banks have determined the above changes upon mutual consultation, taking factors into account such as (1) the period currently considered to be necessary for the business combination review, (2) a reasonable date for the establishment of the Holding Company*, and (3) the time required for the Banks to consider to a great extent the measures to pass the effects of the Business Integration on to local communities until the shareholders’ meetings of the Banks to adopt resolutions approving the joint share transfer plan.  Also, there is no change to the fact that the Banks have as basic policy the consummation of the merger of the Banks in approximately two years from the date of the effectiveness of the Share Transfer, as announced at the time of the basic agreement, in order to maximize the synergistic effects.

The Banks will continue to earnestly make preparations for the early realization of the “contribution to local communities,” which is the primary goal of the Business Integration.

*
The Banks have taken into account factors such as the period required for filing a listing application with the Tokyo Stock Exchange before the establishment of the Holding Company, and setting the first day of the consolidated financial statements, which are to be prepared from the date of incorporation of the Holding Company, on the day immediately following the last day of the accounting period (including quarterly period).

End

<Contacts for inquiries regarding this notice>

The Hokuetsu Bank, Ltd.	Planning Coordination Division	Tel: +81-258-35-3111
Public Relations

The Daishi Bank, Ltd.	Planning Coordination Division	Tel: +81-25-222-4111
Public Relations Office